Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Select Tax-Free Income Portfolio 3
811-06693

The annual meeting of shareholders was held in the offices of Nuveen Investments on July 25, 2011; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to August 31, 2011 at which the policy changes were approved by an affirmative vote of the shareholders.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on June 22, 2011, under Conformed Submission Type DEF 14A, accession number 0000950123-11-060813.